                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO___________)*

                       ChromaVision Medical Systems, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  17111P 10 4
                                  ------------
                                 (CUSIP Number)

                            N. Jeffrey Klauder, Esq.
                800 The Safeguard Building, 435 Devon Park Drive
                              Wayne, PA 19087-1945
                                 (610) 293-0600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 17111P 10 4

1        NAME OF REPORTING PERSON
                  Safeguard Scientifics, Inc.

         S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  23-1609753

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)     /   /
                                                                                (b)     /   /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                             /   /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 7,197,324
REPORTING
PERSON WITH                         9       SOLE DISPOSITIVE POWER
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER
                                                     7,197,324

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,197,324

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         / x /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  35.78%

14       TYPE OF REPORTING PERSON
                  CO

* Excludes an aggregate of 555,780 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 501(c)(3) foundations, trusts and limited partnerships that are either controlled by them or over which they exercise shared voting or dispositive power. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 17111P 10 4
1        NAME OF REPORTING PERSON
                  Safeguard Delaware, Inc.

         S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  52-2081181

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)     /   /
                                                                                (b)     /   /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                             /   /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 2,651,210
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER
                                                     2,651,210

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,651,210

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         /   /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.18%

14       TYPE OF REPORTING PERSON
                  CO

CUSIP No. 17111P 10 4
1        NAME OF REPORTING PERSON
                  Safeguard Scientifics (Delaware), Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  51-0291171

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)     /   /
                                                                                (b)     /   /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                             /   /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 3,438,721
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER
                                                     3,438,721

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,438,721

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         /   /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  17.13%

14       TYPE OF REPORTING PERSON
                  CO

CUSIP No. 17111P 10 4
1        NAME OF REPORTING PERSON
                  Safeguard 98 Capital, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  52-2081182

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)     /   /
                                                                                (b)     /   /
3        SEC USE ONLY

4        SOURCE OF FUNDS


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                             /   /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 324,612
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER
                                                     324,612

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -0-

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         /   /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.62%

14       TYPE OF REPORTING PERSON
                  PN

ITEM 1.           SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value per share, of ChromaVision Medical Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 33171 Paseo Cerveza, San Juan Capistrano, CA 92675-4824. According to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, the number of shares of the Company's common stock, $.01 par value, outstanding as of August 7, 2000,was 19,518,948. After taking into consideration the 560,293 additional shares issued in the transaction described in Item 3 below, the Reporting Persons calculated the Percent of Class based on 20,079,641 outstanding shares of the Company's common stock.

ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Safeguard Scientifics, Inc. ("Safeguard"), Safeguard Delaware, Inc. ("SDI"), Safeguard Scientifics (Delaware), Inc. ("SSD"), and Safeguard 98 Capital L.P. ("Safeguard 98") (collectively, the "Reporting Persons" and, individually, a "Reporting Person"). Safeguard is a leader in developing and operating premier Internet Infrastructure companies. SSD and SDI are wholly owned subsidiaries of Safeguard. SDI is the general partner of Safeguard 98, a limited partnership organized under the laws of Delaware, and has sole voting and dispositive power over the securities owned by Safeguard 98. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III and IV is the information required by Item 2 of
Schedule 13D about the identity and background of each Reporting Person's directors, executive officers and controlling persons, if any.

(d) and (e) During the past five years, no Reporting Person nor, to the best of each Reporting Person's knowledge, no person named in Schedules II through IV to this Schedule 13D, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the terms of the Stock Purchase Agreement dated as of September 28, 2000 among the Company, SDI and Incuvest, LLC, SDI acquired, for an aggregate purchase price of $5,000,000, 400,495 shares of common stock of the Company and a warrant to purchase 40,050 shares of common stock of the Company. The funds used in making such purchase came from the general working capital of Safeguard.

ITEM 4.           PURPOSE OF TRANSACTION

The shares were acquired pursuant to the Stock Purchase Agreement described in
Item 3 of this statement on Schedule 13D. Safeguard acquired the shares as part of its operating strategy to integrate its partner companies into a collaborative network that leverages its collective knowledge and resources. With the goal of holding its partner company interests for the long term, Safeguard uses these collective resources to actively develop the business strategies, operations and management teams of the Company and its other partner companies. Safeguard intends to review, from time to time, its interest in the Company's business, financial condition, results of operations and prospects, economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon these considerations, Safeguard may seek to acquire additional shares of common stock of the Company on the open market or in privately negotiated transactions, or to dispose of all or a portion of its shares of the Company.

In addition, Safeguard 98 has the option to convert debt of XL Vision, Inc. to Safeguard 98 into 324,612 shares of the Company currently owned by XL Vision, a corporation which Safeguard may be deemed to control, at an initial conversion price of $9.07 per share. Subject to XL Vision being able to have the shares registered in accordance with the registration rights granted to Safeguard 98, XL Vision may (i) require mandatory conversion of such debt as long as the closing price of a share of the Company's common stock has exceeded $18.14 for each of the previous 65 trading days or (ii) prepay up to $5 million of debt at a price equal to the lower of a 25% discount from the rolling 20-day average closing price or a 20% discount from the closing price on the day before prepayment, as long as the 20-day average closing price and the last day closing price exceeds $18.14 per share.

Safeguard has a strategic relationship with the Company and, accordingly, one representative of Safeguard is currently a member of the Board of Directors of the Company. Safeguard anticipates that this strategic relationship will continue.

Other than as set forth in Item 3 or Item 4 of this statement on Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

Unless otherwise indicated in Schedule V annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                           Beneficial Ownership
                                                           --------------------
                                                  Number of                   Percentage
                                                     Shares                    of Total(1)
                                                     ------                    -----------
Safeguard Scientifics, Inc. (2)                     7,197,324                    35.78%
Safeguard Delaware, Inc. (3)                        2,651,210                    13.18%
Safeguard Scientifics (Delaware), Inc.              3,438,721                    17.13%
Safeguard 98 Capital L.P. (4)                         324,612                     1.62%

(1)      Calculations based upon 20,079,641 shares outstanding.

(2) Includes the 2,286,439 shares and a warrant to purchase 40,050 shares beneficially owned by Safeguard Delaware, Inc., the 3,438,721 shares beneficially owned by Safeguard Scientifics (Delaware), Inc., and 1,432,114 shares beneficially owned by XL Vision, Inc., a corporation that Safeguard may be deemed to control. As noted in Item 4, Safeguard 98 has the option to convert debt of XL Vision to Safeguard 98 into 324,612 shares of the Company currently owned by XL Vision. Safeguard is the sole stockholder of each of SDI and SSD, and SDI is the general partner of Safeguard 98 and has sole voting and dispositive power over the securities owned by Safeguard 98. Safeguard and each of SDI and SSD have reported that Safeguard, together with each of SDI and SSD, respectively, have shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSD, respectively. Excludes an aggregate of 555,780 shares of common stock held by certain executive officers and directors of Safeguard and 501(c)(3) foundations, trusts and limited partnerships that are either controlled by them or over which they exercise shared voting or dispositive power. Safeguard disclaims beneficial ownership of such shares.

(3) Includes a warrant to purchase 40,050 shares and 324,612 shares of the Company which are owned by XL Vision and which may be acquired by Safeguard 98 upon the conversion of XL Vision debt. See Note 2.

(4) Includes 324,612 shares of the Company which are owned by XL Vision and which may be acquired by Safeguard 98 upon the conversion of XL Vision debt. See Note 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 of this statement on Schedule 13D, to each Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.       DESCRIPTION
99.1              Stock Purchase Agreement dated as of September 28, 2000
99.2              Registration Rights Agreement dated as of September 28, 2000
99.3              Note Purchase Agreement dated as of May 14, 1999

                                   SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete and correct.

Date:    October 5, 2000                  Safeguard Scientifics, Inc.

                                          By:      /s/ N. Jeffrey Klauder
                                             ----------------------------------
                                               N. Jeffrey Klauder
                                               Sr. Vice President

Date:    October 5, 2000                  Safeguard Delaware, Inc.

                                          By:      /s/ N. Jeffrey Klauder
                                             ----------------------------------
                                               N. Jeffrey Klauder
                                               Vice President


Date:    October 5, 2000                  Safeguard Scientifics (Delaware), Inc.

                                          By:      /s/ N. Jeffrey Klauder
                                             ----------------------------------
                                               N. Jeffrey Klauder
                                               Vice President

Date:    October 5, 2000                  Safeguard 98 Capital L.P.
                                          By: Safeguard Delaware, Inc.
                                          Its:  General Partner

                                          By:      /s/ N. Jeffrey Klauder
                                             ----------------------------------
                                               N. Jeffrey Klauder
                                               Vice President

                                   SCHEDULE I

         1.       Safeguard Scientifics, Inc.

                  Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation ("SDI"), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("SSD"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in developing and operating premier Internet Infrastructure companies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this Schedule 13D.

         2.       Safeguard Delaware, Inc.

                  SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. SDI is the general partner of Safeguard 98 Capital L.P. ("Safeguard 98"), a Delaware limited partnership. Schedule III provides information about the executive officers and directors of SDI as of the date of this Schedule 13D.

         3.       Safeguard Scientifics (Delaware), Inc.

                  SSD is a wholly owned subsidiary of Safeguard. SSD is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803.
                  Schedule IV provides information about the executive officers and directors of SSD as of the date of this Schedule 13D.

         4.       Safeguard 98 Capital L.P.

                  Safeguard 98 is a Delaware limited partnership with a principal place of business at 1013 Centre Road, Suite 350, Wilmington, DE 19095.

                                   SCHEDULE II
         DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD SCIENTIFICS, INC.

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Scientifics, Inc.

              Name                       Present Principal Employment                         Business Address
EXECUTIVE OFFICERS*
Warren V. Musser              Chairman of the Board and  Chief Executive Officer       Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Harry Wallaesa                President and Chief Operating Officer                    Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Jerry L. Johnson              Executive Vice President, Operations                     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Stephen J. Andriole           Sr. Vice President and Chief Technology Officer          Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Gerald A. Blitstein           Sr. Vice President and Chief Financial Officer           Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Michael G. Bolton             Sr. Vice President                                       Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

John K. Halvey                Sr. Vice President                                       Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

N. Jeffrey Klauder            Sr. Vice President                                       Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Thomas C. Lynch               Sr. Vice President                                       Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

James A. Ounsworth            Sr. Vice President, General Counsel and Secretary        Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

DIRECTORS*
Vincent G. Bell Jr.           President and Chief Executive Officer, Verus             Verus Corporation
                              Corporation                                              5 Radnor Corporate Center
                                                                                       Suite 520
                                                                                       Radnor, PA 19087

Walter W. Buckley III         President & CEO, Internet Capital Group, Inc.            Internet Capital Group
                                                                                       435 Devon Park Drive
                                                                                       Building 600
                                                                                       Wayne, PA 19087

Robert A. Fox                 President, R.A.F. Industries                             R.A.F. Industries
                                                                                       One Pitcairn Pl, Suite 2100
                                                                                       165 Township Line Road
                                                                                       Jenkintown, PA 19046-3593

Robert E. Keith Jr.           Managing Director of TL Ventures and President           TL Ventures
                              and CEO, Technology Leaders Management, Inc.             700 Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Michael Emmi                  Chairman, President and CEO, Systems & Computer          Systems & Computer Technology
                              Technology Corporation                                   Corporation
                                                                                       4 Country View Road
                                                                                       Malvern, PA 19355

Jack L. Messman               President and CEO, Cambridge Technology Partners         Cambridge Technology Partners
                                                                                       (Massachusetts), Inc.
                                                                                       8 Cambridge Center
                                                                                       Cambridge, MA 02142

Warren V. Musser              (Same as above)                                          (Same as above)

Russell E. Palmer             Chairman and CEO, The Palmer Group                       The Palmer Group
                                                                                       3600 Market Street
                                                                                       Suite 530
                                                                                       Philadelphia, PA 19104

John W. Poduska Sr.           Chairman of the Board, Advanced Visual Systems,          Advanced Visual Systems, Inc.
                              Inc.                                                     300 Fifth Avenue
                                                                                       Waltham, MA 02154

Heinz Schimmelbusch           President, Safeguard International Group, Inc.,          Safeguard International
                              Chairman, Allied Resource Corporation, Chairman,         Group, Inc.
                              Metallurg, Inc. and Managing Director, Safeguard         800 The Safeguard Building
                              International Fund, L.P.                                 435 Devon Park Drive
                                                                                       Wayne, PA 19087

Hubert J.P. Schoemaker        Chairman of the Board and CEO, Neuronyx, Inc.            Neuronyx, Inc.
                                                                                       200 Great Valley Parkway
                                                                                       Malvern, PA 19355

Harry Wallaesa                (Same as above)                                          (Same as above)

Carl J. Yankowski             President and CEO, Palm Computing, Inc.                  Palm Computing, Inc.
                                                                                       5400 Bayfront Plaza, MS9208
                                                                                       Santa Clara, CA 95054

* All Executive Officers and Directors are U.S. citizens, except Heinz Schimmelbusch, who is a citizen of Austria, and Hubert J.P. Schoemaker, who is a citizen of the Netherlands.

                                  SCHEDULE III
          DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD DELAWARE, INC.

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Delaware, Inc.

              Name                       Present Principal Employment                         Business Address

EXECUTIVE OFFICERS*
Harry Wallaesa                President and CEO, Safeguard Scientifics, Inc.,          Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                              President , Safeguard Delaware, Inc.                     435 Devon Park Drive
                                                                                       Wayne, PA 19087

Jerry L. Johnson              Executive Vice President, Operations, Safeguard          Safeguard Scientifics, Inc.
                              Scientifics, Inc.                                        800 The Safeguard Building
                                                                                       435 Devon Park Drive
                              Vice President, Safeguard Delaware, Inc.                 Wayne, PA 19087

Stephen J. Andriole           Sr. Vice President and Chief Technology Officer,         Safeguard Scientifics, Inc.
                              Safeguard Scientifics, Inc.                              800 The Safeguard Building
                                                                                       435 Devon Park Drive
                              Vice President, Safeguard Delaware, Inc.                 Wayne, PA 19087

Gerald A. Blitstein           Sr. Vice President and CFO, Safeguard                    Safeguard Scientifics, Inc.
                              Scientifics, Inc.                                        800 The Safeguard Building
                              Vice President and Treasurer, Safeguard Delaware,        435 Devon Park Drive
                              Inc.                                                     Wayne, PA 19087

Michael G. Bolton             Sr. Vice President, Safeguard Scientifics, Inc.          Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                              Vice President, Safeguard Delaware, Inc.                 435 Devon Park Drive
                                                                                       Wayne, PA 19087

John K. Halvey                Sr. Vice President, Safeguard Scientifics, Inc.          Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                              Vice President, Safeguard Delaware, Inc.                 435 Devon Park Drive
                                                                                       Wayne, PA 19087

N. Jeffrey Klauder            Sr. Vice President                                       Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                              Vice President and Assistant Secretary, Safeguard        435 Devon Park Drive
                              Delaware, Inc.                                           Wayne, PA 19087

James A. Ounsworth            Sr. Vice President, General Counsel and                  Safeguard Scientifics, Inc.
                              Secretary, Safeguard Scientifics, Inc.                   800 The Safeguard Building
                                                                                       435 Devon Park Drive
                              Vice President and Secretary, Safeguard Delaware,        Wayne, PA 19087
                              Inc.

DIRECTORS*

James A. Ounsworth            (Same as above)                                          (Same as above)

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE IV
   DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Scientifics (Delaware), Inc.

              Name                       Present Principal Employment                         Business Address

EXECUTIVE OFFICERS*
Harry Wallaesa                President and CEO, Safeguard Scientifics, Inc.,          Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                              President , Safeguard Scientifics (Delaware), Inc.       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Jerry L. Johnson              Executive Vice President, Operations, Safeguard          Safeguard Scientifics, Inc.
                              Scientifics, Inc.                                        800 The Safeguard Building
                                                                                       435 Devon Park Drive
                              Vice President, Safeguard Scientifics (Delaware),        Wayne, PA 19087
                              Inc.

Stephen J. Andriole           Sr. Vice President and Chief Technology Officer,         Safeguard Scientifics, Inc.
                              Safeguard Scientifics, Inc.                              800 The Safeguard Building
                                                                                       435 Devon Park Drive
                              Vice President, Safeguard Scientifics (Delaware),        Wayne, PA 19087
                              Inc.

Gerald A. Blitstein           Sr. Vice President and CFO, Safeguard                    Safeguard Scientifics, Inc.
                              Scientifics, Inc.                                        800 The Safeguard Building
                              Vice President and Treasurer, Safeguard                  435 Devon Park Drive
                              Scientifics (Delaware), Inc.                             Wayne, PA 19087

Michael G. Bolton             Sr. Vice President, Safeguard Scientifics, Inc.          Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                              Vice President, Safeguard Scientifics (Delaware),        435 Devon Park Drive
                              Inc.                                                     Wayne, PA 19087

John K. Halvey                Sr. Vice President, Safeguard Scientifics, Inc.          Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                              Vice President, Safeguard Scientifics (Delaware),        435 Devon Park Drive
                              Inc.                                                     Wayne, PA 19087

N. Jeffrey Klauder            Sr. Vice President                                       Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                              Vice President and Assistant Secretary, Safeguard        435 Devon Park Drive
                              Scientifics (Delaware), Inc.                             Wayne, PA 19087

James A. Ounsworth            Sr. Vice President, General Counsel and                  Safeguard Scientifics, Inc.
                              Secretary, Safeguard Scientifics, Inc.                   800 The Safeguard Building
                                                                                       435 Devon Park Drive
                              Vice President and Secretary, Safeguard                  Wayne, PA 19087
                              Scientifics (Delaware), Inc.

DIRECTORS*

James A. Ounsworth            (Same as above)                                          (Same as above)

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE V

All of the following transactions were effected by the executive officers and directors of the Reporting Persons listed below, in brokers' transactions in the Nasdaq National Market.

Name                       Transaction Date          Type of Transaction        Shares           Price Per Share
----                       ----------------          -------------------        ------           ---------------
Vincent G. Bell
Foundation                 8/3/00                    sale                       1,000            $13.0156

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

99.1              Stock Purchase Agreement dated as of September 28, 2000
99.2              Registration Rights Agreement dated as of September 28, 2000
99.3              Note Purchase Agreement dated as of May 14, 1999